Exhibit 99.4

SUMMARY OF PROPOSED
EMPLOYMENT AGREEMENT TERMS

FOR

LOREN MILES

TITLE:	Director of Marketing and General Manager of Swiss Research, Inc.
TERM:

The term of the Agreement is January 1, 2005 through December 31, 2005.  If the Agreement is not otherwise terminated, it shall automatically renew on a month-to-month basis following the expiration of the initial term.

DUTIES:

Executive’s duties shall include day-to-day supervision of the Corporation’s subsidiary Swiss Research, Inc. business in addition to working with the Corporation’s other products, services, divisions and subsidiaries in a broad marketing capacity to include, but not limited to:

•

Developing and executing the Corporation’s global image;

•

Developing, executing and tracking campaigns related to product development, packaging, branding, pricing, promoting and advertising;

•

Developing product line extensions;

•

Developing and executing investor marketing campaigns; and

•

Facilitating the Corporation’s growth into new markets, industries, and specific institutions.

The Executive shall devote his best reasonable efforts to fulfill faithfully, responsibly and to the best of his ability his duties hereunder

COMPENSATION:

Compensation consists of:  (i) an annual base salary of $120,000.  During the first four (4) months, Executive accepts to receive a maximum of value of $28,000 in registered shares of HESG common stock and a minimum of $3,000 cash per month; and for the balance of the term, not to exceed eight (8) months unless otherwise renewed, Executive accepts to receive up to a maximum value of $32,000 in registered shares of HESG common stock plus a minimum of $6,000 cash per month, unless a [sic] otherwise mutually agreed by the Executive and the Company to change these allocations; and (ii) a discretionary annual bonus determined by the Board of Directors.

TERMINATION:

Reasons to terminate the Agreement consist of:  (i) death; (ii) disability; (iii) termination by the Company for cause; (iv) termination by the Executive without cause; and (v) termination by the Executive for good reason.

If the Agreement is terminated for any other reason, including:  (a) a “Change of Control” of the Company; (b) by the Company without Cause; or (c) by the Executive for good reason:  the Executive shall receive the entire annual base salary.

BENEFITS:	Eligible to participate in the Corporation’s health plan, which includes comprehensive medical insurance coverage, whereby the Corporation pays your insurance premiums.
REIMBURSEMENT:	Reasonable business expenses, with prior written approval for any expense in excess of $500.

AGREED & ACCEPTED:

_________________________

_____________________

Loren Miles

Date